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                             November 22, 2021

       Alex Genin
       President
       First Capital International, Inc.
       5829 W Sam Houston Pkwy N, Suite 405
       Houston, Texas 77041

                                                        Re: First Capital
International, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed October 28,
2021
                                                            File No. 000-26271

       Dear Mr. Genin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed on October 28, 2021

       Cautionary Note Regarding Forward-Looking Statements, page 1

   1. On page 11, you disclose that your common stock will likely be deemed a "penny stock."
                                                        As such, please revise
to remove references Section 27A of the Securities Act and Section
                                                        21E of the Exchange
Act. The statutory safe harbors for forward-looking statements provided by these
sections are not available to issuers of penny stocks.
       The Company's officers and directors may allocate time to other businesses activities, page 8

   2. We note your disclosure that your management is engaged in other business endeavors and is not obligated to
contribute any specific number of hours per week to your affairs.
                                                        Please revise to
provide an estimate of the number of hours per week that Alex Genin anticipates devoting to
your affairs.
 Alex Genin
First Capital International, Inc.
November 22, 2021
Page 2
Exhibits

3. Please ensure you file all of the exhibits required by Item 601 of Regulation S-K. For example, please file the certificate of designation for your Series A Convertible Preferred
       Stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law
Clerk, at (202) 551-7361 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                             Sincerely,
FirstName LastNameAlex Genin
                                                             Division of
Corporation Finance
Comapany NameFirst Capital International, Inc.
                                                             Office of
Technology
November 22, 2021 Page 2
cc:       Robert Axelrod, Esq.
FirstName LastName